PACIFICNET INC.
23/F, TOWER A, TIMECOURT
NO. 6 SHUGUANG XILI
BEIJING, CHINA 100028

March 11, 2008

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Kenya Wright Gumbs

RE:	PacificNet Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Form 10-Q for Fiscal Quarter Ended March 31, 2007, June 30, 2007 and
September 30, 2007
File No. 000-24985

Dear Ms. Gumbs:

We are in receipt of the comments set forth in the Staff’s letter, dated March 4, 2008 (the “Staff’s Letter”). We have responded to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

Our responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Form 10-K/A for the Fiscal Year Ended December 31, 2006
Report of Independent Registered Public Accounting Firm, Page F-2

1. In response to staff comment, our auditors are revising their report to cover all the periods presented in our filing. The revised report will be included in the amended 10K.

Form 10-Q/A for the Fiscal Quarter Ended March 31, 2007
8. Convertible Debentures, page 12

2. In response to staff comment, we considered your guidance on FSP 00-19-2 and following is the entry the Company should have recorded for the transition adjustment on adoption of this FSP.

Warrant liability 904,334 - DR
Beginning retained earnings $213,692 - CR
Warrant (equity) 690,642 - CR

Since the cumulative effect of the above entry was not material therefore the Company intends to record the above entry in their 2007 10K.

If you have any further questions, please feel free to contact Daniel Lui, our Chief Financial Officer at 888-866-1754 or me at 888-866-1758.

Sincerely,

PacificNet Inc.

By: /s/ Victor Tong
Name: Victor Tong
Title: President